FOR IMMEDIATE RELEASE

EXCEED ANNOUNCES RESULTS OF SPRING/SUMMER 2011 SALES FAIR

25% Year-Over-Year Growth in Total Order Value Ranks Among the Highest of Chinese Sportswear Companies this Season

Fujian, China — October 19, 2010 — Exceed Company Ltd (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced the results of its 2011 Spring/Summer collection sales fair, which was held at the Company's headquarters in Jinjiang in mid-September 2010. The total value of the wholesale orders placed at the sales fair grew by more than 25% over the same sales fair last year, representing a growth rate that is one of the highest of the Chinese sportswear industry for the season.

Shuipan Lin, Exceed's founder, Chairman and CEO, commented, “We are pleased with the positive feedback that we received from distributors at the 2011 Spring/Summer collection sales fair. Interest in our new products validates our commitment to investing in the design of innovative footwear, apparel, and accessories that fit our customers’ happy and healthy lifestyles. We believe our new marketing strategy also contributed to the outstanding order value and ASP growth. Our solid and well-defined strategy and consistently executed initiatives to capitalize on market opportunities in China place us on the path to achieving sustainable long-term growth.”

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:
Investor Relations (Hong Kong)
Pamela Leung
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com